(212) 318-6053 keithpisani@paulhastings.com
July 14, 2006	39559.00003
VIA EDGAR AND OVERNIGHT MAIL Mr. Jeff Shady Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Excelsior LaSalle Property Fund, Inc. Registration Statement on Form 10 (File No. 0-51948)

Ladies and Gentlemen:

On behalf of Excelsior LaSalle Property Fund, Inc. (the “Fund”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Fund’s Registration Statement on Form 10 marked to show the changes made to Amendment No. 1 to the Fund’s Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2006.

The Amendment is being filed in response to comments with respect to the Registration Statement received from the Commission (the “Staff”) by letter dated June 27, 2006 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Fund’s responses correspond to the page numbers of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Significant Events, page 40

1.	We note your response to prior comment 20 as well as the disclosures made on page F-43. Given the significant events and that the assets of Legacy Village Investors, LLC are substantially comprised of real estate assets, please amend your filing to disclose the SFAS 144 impairment policies being applied to long-lived assets within the financial statements of Legacy Village Investors, LLC. Also, please advise us how you evaluated your investment in Legacy Village for impairment under paragraph 19h. of APB 18.

Mr. Jeff Shady July 14, 2006 Page 2

The Managing Member of Legacy Village Investors, LLC, who is responsible for the management and accounting for the limited liability company, has revised the disclosure on page F-39 in response to the Staff’s comment.

The Fund respectfully advises the Staff that Legacy Village was reviewed for impairment in accordance with paragraph 19(h) of APB 18, as amended by paragraph 22 of SFAS No. 144. Legacy Village and our interest in the limited liability company was externally appraised by an independent third party real estate appraisal firm at September 30, 2005, and valued by the Fund’s Valuation Consultant at December 31, 2005, March 31, 2006 and June 30, 2006. The external appraisal and quarterly valuations all included appropriate assumptions around the impact of the co-tenancy provisions. The external appraisal and quarterly valuations all concluded that the current fair value of our interest in Legacy Village was greater than our carrying cost. Therefore no loss in value was recognized.

2.	In addition, we note from your disclosure that the three tenants can terminate commencing August 2006. Please confirm that this represents the end of the non-cancelable lease term over which you are amortizing the remaining deferred rent receivable.

The Fund confirms the Staff’s understanding that the remaining deferred rent receivable balance is being amortized over the remaining non-cancelable lease term ending in August 2006.

Liquidity and Capital Resources, page 47

3.	Please expand your discussion of cash flows from operations to discuss the underlying drivers impacting the changes in working capital. In addition, it appears that your operating cash flows were negatively impacted by increases in interest expense during the period. Please also clarify what impact such changes may have on future periods. Refer to the Interpretive Guidance in SEC Release 33-8350.

The Fund has revised the disclosure on pages 47 and 48 in response to the Staff’s comment.

4.	You indicate in the third paragraph on page 48 that the Manager may delay an investor’s purchase of your stock for up to 100 calendar days. Please revise to clarify how and when you will determine the purchase price.

The Fund has revised the disclosure on pages 48 and 49 in response to the Staff’s comment.

Offering, Organizational and Operating Expenses, page 64

5.

Related to prior comment 30, please revise your disclosure to clarify whether “Expenses available for future reimbursement” as disclosed on page 72 represents the cumulative amount remaining to be reimbursed at the balance sheet date or the excess over the Expense Limitation for the period. Also, please clarify whether each period’s “Expense reimbursement” represents the actual amount

Mr. Jeff Shady July 14, 2006 Page 3

of expenses incurred by the Manager during the period or the actual expenses plus the prior periods’ excess up to the Expense Limitation.

The Fund has revised the disclosures on page 73 in response to the Staff’s comments.

6.	To the extent you had reimbursed a prior period’s excess during one of the reporting periods, please tell us why [you] did not record a liability in the period in which the Manager paid such costs. Refer to paragraph 11 of SFAS 5 and paragraph 3 of AU Section 560. In addition, please explain how this history impacted your analysis of probability under SFAS 5.

The Fund respectfully advises the Staff that it has considered the disclosure and recognition requirements of Paragraph 11 of SFAS 5 and Paragraph 3 of AU Section 560 in accounting for offering, organizational and Fund operating expenses subject to the Expense Limitation Agreement.

Per the Expense Limitation Agreement, the Fund is not contractually obligated to reimburse prior period excess expenses until two things occur: first, the Fund’s Net Asset Value must be sufficient to permit the Manager to seek reimbursement from the Fund for expenses in excess of expenses incurred in the current period by the Manager on behalf of the Fund and, second, the amount of current period Fund level expenses incurred by the Manager and subject to reimbursement must be known.

The Expense Limitation Agreement has an annual calculation period that allows the Manager to seek reimbursement for a prior fiscal year’s excess expenses to the extent that the current fiscal year’s expenses are less than 0.75% of Net Asset Value. In order to determine if a prior fiscal year’s excess expenses will be reimbursed during the current fiscal year, all expenses related to the current fiscal year must be known.

The Fund has reimbursed prior period excess expenses during two of the periods presented in the Form 10, the year ended December 31, 2005 and the three months ended March 31, 2006, for which the Manager received reimbursements of approximately $140,000 and $160,000, respectively. These excess expense reimbursements relate to expenses incurred by the Manager in 2004.

During 2004, through the date of issuance of the December 31, 2004 financial statements, the Fund had received no additional information that would change the probability from reasonably possible to probable that the excess expenses would ever become expenses of the Fund and therefore did not record an additional liability. One information point considered by the Fund in this determination was that in the first quarter of 2005, the Manager incurred expenses in excess of the Expense Limitation of approximately $20,000, which were deferred and carried forward by the Manager.

For the year ended December 31, 2005, the Fund accrued an additional liability, above and beyond the actual expenses incurred during the fiscal year, of $140,000 related to prior

Mr. Jeff Shady July 14, 2006 Page 4

fiscal year excess expenses. The additional liability brought total 2005 Fund level expenses up to the calculated annual expense limitation amount. The Fund then analyzed the impact of subsequent period events to determine if it was probable that additional information became available between the balance sheet date and April 24, 2006 (the issuance date of the December 31, 2005 financial statements) that would cause an additional liability (above the $140,000 previously accrued) to be incurred. The Fund could not determine that an additional liability was probable as the Fund did not know what total current period (three months ended March 31, 2006) expenses were until the Fund performed its normal closing process and accrued for all expenses incurred during the quarter, which occurred after the issuance of the December 31, 2005 financial statements. This process took slightly longer than normal due to the uncertainty around the level of expenses related to the registration process. The Fund was also not able to reasonably estimate, at the time of the issuance of the financial statements for the year ended December 31, 2005, what the expenses and future levels of Net Asset Value would be for the calculation period, which is the full 2006 fiscal year.

For the three months ended March 31, 2006, the Fund accrued an additional liability, above and beyond the actual expenses incurred during the quarter, of $160,000 related to a prior fiscal year’s excess expenses. The additional liability brought total 2006 Fund level expenses up to the calculated quarterly expense limitation amount. The Fund determined that an additional liability (above the $160,000 previously accrued) was not probable as the weighted average Net Asset Value for the three months ended June 30, 2006 could not be determined and the next quarter’s fund level expenses and fiscal year 2006 expenses were not estimable at the date the first quarter financial statements were issued (on a delayed basis) due to the uncertainty surrounding the level of expenses related to the registration process. The Fund determined that disclosure of the cumulative amount of excess expenses available for reimbursement satisfied the requirements of Paragraph 11 of SFAS 5 for all periods presented.

The Fund does include the brief history of expense reimbursements, coupled with projected future Fund level expenses, in its analysis of probability of reimbursing prior period excess expenses in future periods. During most of the quarters in the Fund’s existence, prior fiscal year excess expenses have not been reimbursed. Additionally, the Fund determined that the projected future Fund level expenses are expected to be large enough to cause the probability of reimbursement of the excess expenses to remain at reasonably possible and not probable. Expected future Fund level expenses include significant costs to comply with the registration and reporting requirements of the Securities Exchange Act of 1934, costs associated with preparing for and maintaining compliance with the internal control reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the expense of conducting semi-annual tender offers pursuant to Rule 13e-4. The Fund believes that prior period excess expenses will only become expenses of the Fund if the Manager is able to raise additional capital, which will increase the Fund’s Net Asset Value and therefore increase the amount of expenses allowed under the Expense Limitation Agreement. The difficulty in predicting future Net

Mr. Jeff Shady July 14, 2006 Page 5

Asset Value is that, in addition to the inability to forecast capital raises, Net Asset Value is also subject to changes in the overall real estate market, changes in the individual real estate investment fundamentals and changes in interest rates.

Dividend Policy, page 72

7.	We note your response to prior comment 33 and your revised disclosure on page 80. It appears to us that you have identified the measure “Cash Generated by the Fund while LUSHI was our sole stockholder” as a non-GAAP financial measure. Please advise us or revise your disclosure to meet the requirements of Rule 10(e)(i) of Regulation S-K. Additionally, this comment relates to your disclosure of this measure on pages 2 and F-8.

The Fund has revised the disclosure on pages 2, 81 and F-8 in response to the Staff’s comment.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 78

8.	We note your response to comment 32; please provide us your analysis as to why the credit facility restrictions are not likely to materially limit future dividend payments.

Upon further consideration, the Fund has revised the disclosure on page 82 to provide the requested information with respect to limitations on dividends imposed by its credit facility.

Consolidated Properties, page F-14

9.	We note that you have non-amortizing intangible assets such as those that were acquired with your December 2004 acquisition. Please amend your filing to disclose your policies related to testing these non-amortizing assets for impairment. Reference is made to paragraph 17 of SFAS 142.

The Fund has revised the disclosure on pages F-12 and F-13 in response to the Staff’s comment.

Consolidated Properties, page F-17

10.	Related to your acquisition of Metropolitan Park North on March 26, 2006, please provide financial statements for this property in an amended filing under Rule 3-14 of Regulation S-X.

Per the conversation between the undersigned and Howard Efron of the Staff on July 7, 2006, the Fund is preparing a waiver request that will be provided to Louise Dorsey of the Chief Accountant’s Office of the Division of Corporation Finance.

Mr. Jeff Shady July 14, 2006 Page 6

Related Party Transactions, page F-26

11.	We note your disclosure of the limitation on fund expenses, by period. As the amounts reported in the consolidated statements of operations within the “Fund Level Expenses” caption has exceeded the disclosed limitations for certain periods, please provide disclosure clarifying what other expenses are being recorded within the caption on the income statement.

The Fund has revised the disclosure on page F-26 in response to the Staff’s comment.

PMB Acquisition #1 Partners LLC, page F-61

12.	We note your response to prior comment 44 and can not agree with your analogy because Rule 3-06 of Regulation S-X does not apply to the financial statements of real estate properties. If you are able to reach such a conclusion, please disclose in the notes to the PMB Acquisition #1 Partners LLC financial statements that operations for the period between December 21, 2005 to December 31, 2005 would not be material to the financial statements that you have provided for the period from January 1, 2005 to December 20, 2005.

In response to the Staff’s comment, the Fund has reviewed the results of operations for PMB Acquisitions #1 Partners LLC for the period from December 21, 2005 through December 31, 2005 compared to the results of operations for the period from January 1, 2005 through December 20, 2005 and has determined that those results, if included, would not be material to the overall presentation of the financial statements. The Fund has revised the disclosure on page F-68 accordingly in response to the Staff’s comment.

Summary Financial Information for the Lease Guarantor for 105 Kendall Park Lane, F-74

13.	Related to prior comment 45, please tell us if the financial statements of the property would reflect any costs of ownership, such as real estate taxes, property operating costs, or management fees even if they are reimbursed by the tenant. We note that Georgia Door, which is also net leased, does include these costs of ownership and such costs actually exceed the related tenant recoveries. If such costs or any items other than rental income would be reflected, we do not understand why the financial statement required by Rule 3-14 would not be meaningful.

The Fund respectfully advises the Staff that financial statements of 105 Kendall Park Lane would include real estate tax expense, management fees and insurance expense of approximately $47,000 per quarter or $188,000 on an annualized basis, all of which have been 100% recoverable during the Fund’s ownership of the property. The lease at 105 Kendall Park Lane is a true net lease in that it transfers substantially all the property’s non-financial operating and holding costs to the tenant. Certain revenues in excess of certain expenses would be approximately $1,280,000 whether recoverable expenses and the related tenant recoveries are included or not. Under these circumstances, the Fund believes the information about the tenant and the tenant’s ability to make future rental

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payments provides more relevant information to the investors than providing the historical operations of the property.

The Fund referred to Topic Two, II B., “Properties Subject to Net Lease” in the Division of Corporation Finance Accounting Disclosure Rules and Practices, An Overview, Training Material (2000 Edition) to determine that acceptable practice would allow financial statements of the lease guarantor to be presented in place of financial statements of the property.

In addition, the Fund considered providing a Rule 3-14 of Regulation S-X audit of the property at the time of acquisition, but the seller of 105 Kendall Park Lane, a private real estate investor, would not provide the necessary assistance or agree to allow such an audit to occur due to a reluctance to be associated with a public filing.

Pro Forma Financial Information

Pro Forma Basis of Presentation, page F-83

14.	Please adjust your disclosure to address the pro forma consolidated statements of operations for the three months ended March 31, 2006. Specifically address that adjustments have been made to reflect acquisitions as of January 1, 2006 and that this pro forma statement does not purport to reflect actual results that would have occurred if the acquisitions did take place on January 1, 2006.

The Fund has revised the disclosure on page F-83 in response to the Staff’s comment.

*    *    *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani

Keith Pisani

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Howard Efron

        U.S. Securities and Exchange Commission